SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TANISYS TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

875927204

(CUSIP Number)

Jim Healy

ATE Worldwide LLC

135 Commercial Street

Sunnyvale, California 94086

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  □

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page #

CUSIP No. 875927204

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) ATE WORLDWIDE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,103,566
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 311,103,566
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,103,566
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 84.98%
14	TYPE OF REPORTING PERSON OO

Page #

Item 1.

Security and Issuer

Common Stock, no par value (the "Stock")

Tanisys Technology, Inc.

12201 Technology Blvd., Suite 125

Austin, Texas 78727

Item 2.

Identity and Background

(a) – (c)

This statement is being filed on behalf of ATE Worldwide LLC, a Delaware limited liability company (the "Reporting Person") whose business and principal office address is 135 Commercial Street, Sunnyvale California, 94086.  The Reporting Person is 99% owned by Spirox Caymans and its sole investment is the Stock.

Spirox Caymans, a corporation formed in the Cayman Islands is the controlling member of the Reporting Person.  Spirox Caymans' business and principal office address is c/o Corporate Filing Services Ltd., 4th Floor, Harbour Centre, P.O.Box 613, Gerorge Town, Grand Cayman, Cayman Islands, British West Indies. Spirox Caymans is a holding company which owns 99% of the Reporting Person.

Spirox Caymans is the wholly owned subsidiary of Spirox Corporation, a Republic of China corporation, whose business and principal office address is 6F-1, No. 69, Tse You Rd. Hsinchu City, Taiwan. R.O.C.  Spirox Corporation is a distributor of electronic equipment.

(d)

During the last five years, none of the Reporting Person, Spirox Caymans or Spirox Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Person, Spirox Caymans or Sprirox Corporation has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 311,103,566 shares of the Stock by acquiring 9,333,107 shares of the Issuer's Series A Preferred Stock, $1.00 par value per share ("Series A Preferred"), on February 21, 2003 from certain stockholders of the Issuer for an aggregate purchase price of $363,984.  Each share of the Series A Preferred is convertible into 33.334 shares of Stock.  The source of the funds used to purchase the Series A Preferred were capital contributions from the members of the Reporting Person.

Item 4.

Purpose of Transaction

The Reporting Person's investment in the Stock will allow the Reporting Person to exert control over the Issuer.  In accordance with the Certificate of Incorporation of the Issuer, the Series A Preferred has the right to nominate and elect a majority of the Board of Directors of the Issuer and pursuant to the Purchase Agreement (defined below) the Reporting Person has the right to maintain such majority on behalf of the Series A Preferred holders.  The Reporting Person plans to exercise this right at the next annual meeting of stockholders of the Issuer after the date of this statement.

Except as otherwise set forth above with regard to the Board of Directors or in Item 6 with regard to the acquisition of additional securities and changes in the capitalization of the Issuer, the Reporting Person has no present plans or proposals which may relate to or would result in any of the following:

(a)

The acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present Issuer Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer Board of Directors;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity services of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of Issuer

(a)

The Reporting Person beneficially owns 311,103,566 shares of Stock which represents 84.98% of the total number of shares of Stock.

Spirox Caymans and Spirox Corporation each expressly declare that the filing of this statement shall not be construed as an admission that either is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.  After giving effect to such disclaimer, neither Spirox Caymans nor Spirox Corporation directly own any shares of the outstanding Stock.

(b)

The Reporting Person has the sole power to vote and dispose of 311,104,233 shares of Stock.

(c)

The Reporting Person acquired beneficial ownership of 311,103,566 shares of the Stock by acquiring 9,333,107 shares of the Issuer's Series A Preferred on February 21, 2003 from certain stockholders of the Issuer for an aggregate purchase price of $363,984, or $0.039 per share, paid in cash at the closing in Austin, Texas.  Each share of the Series A Preferred is convertible into approximately 33.334 shares of Stock (the original issuance price of $1.00 divided by the conversion price of $0.03).  The source of the funds used to purchase the Series A Preferred were capital contributions from the members of the Reporting Person.

(d)

No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 13, 2001, the Issuer sold 2,635,000 shares of its Series A Preferred pursuant to a Series A Preferred Stock Purchase Agreement dated August 13, 2001 (the " Purchase  Agreement") to the purchasers named therein, including  New Century  Equity  Holdings Corp.,  a Delaware  corporation  ("New Century").  Each share of Series A Preferred was initially convertible into 33.334 shares of the Stock.

In connection with the issuance of the Series A Preferred, the Issuer agreed to make payments to the holders of the Series A Preferred pursuant to a Promissory Note made by the Issuer on August 13, 2001 (the "Promissory Note"), to the extent its cash flow meets certain levels, until the holders have received the amount of their investment in the Series A Preferred Stock.  At the sole option of New Century, these payments may be made by the Issuer's delivery of additional shares of Series A Preferred to the holders of the Series A  Preferred.  The Issuer granted a security interest in all of its assets to secure its obligation to make these payments by executing that certain Security Agreement - Pledge of Tangible and Intangible Assets dated August 13, 2001, (the "Security Agreement") and has agreed to issue additional shares of Series A Preferred equal to 50% of the then fully diluted Stock to the holders if the Issuer fails to return the amount of their  investment, plus cumulative dividends at the rate of 15% annually, by July 15, 2003.  At the sole option of New Century, dividend  payments must be made by the Issuer's delivery of additional shares of Series A Preferred to the holders of the Series A Preferred.  The Issuer has also agreed to issue, at up to six different times, additional shares of Series A Preferred to the holders of the Series A Preferred equal to 25% of the then fully diluted common stock if the Issuer fails to meet any of certain financial requirements for six periods of time, beginning with the quarters ending  September 30, 2001 and December 31, 2001, and then for the four six-month periods ending June 30, 2002, December 31, 2002, June 30, 2003 and December 31, 2003.  The Issuer has failed to meet such thresholds on each measurement date prior to the date of this statement and has issued additional shares of Series A Preferred accordingly.

The Series A Preferred shares vote together with the Stock on as as-if-converted basis and not as a separate class.  Each share of Series A Preferred has a number of votes equal to the number of shares of Stock then issuable upon conversion of such shares of Series A Preferred.  Pursuant to the Purchase Agreement, New Century has the right to maintain the majority of the Board of Directors of the Issuer.

Also in connection with the issuance of the Series A Preferred, the Issuer, New Century and other purchasers of the Series A Preferred entered into that certain Registration Rights Agreement dated August 13, 2001 (the "Registration Rights Agreement") pursuant to which New Century and the other purchasers of the Series A Preferred were granted registration rights for the shares of Stock into which the Series A Preferred may be converted.

On February 21, 2003, the Reporting Person entered into a Securities Purchase Agreement with New Century and other sellers listed on the signature pages thereto (the "Sellers") to be effective as of January 31, 2003 pursuant to which (i) the Reporting Person purchased 9,333,107 shares of Series A Preferred and (ii) entered into that certain Assignment and Assumption Agreement with the Sellers pursuant to which the Sellers assigned to the Reporting Person all of their rights, preferences and privileges under the Purchase Agreement, the Promissory Note, the Security Agreement and the Registration Rights Agreement.

In connection with the execution and delivery of the Securities Purchase Agreement by the Sellers and the Reporting Person, the Reporting Person also paid certain outstanding debts of the Issuer to third parties.  In exchange for such payment of Issuer debts and additional cash for use by the Issuer as working capital, the Issuer made a Secured Promissory Note in favor of the Reporting Person dated February 21, 2003 in the amount of $580,000 which is secured by a Security Agreement dated February 21, 2003 among the Issuer and its subsidiaries and the Reporting Person covering all of the assets of the Issuer.

Item 7.

Material to be Filed as Exhibits

99.1

The Series A Stock Purchase Agreement dated August 13, 2001 by and among the Issuer and the purchasers named therein was filed as Exhibit 99.3 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.2

The Promissory Note dated August 13, 2001 made by the Issuer in favor of the purchasers identified therein was filed as Exhibit 99.4 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.3

The Security Agreement-Pledge of Tangible and Intangible Assets dated August 13, 2001 among the Issuer and New Century for itself and as agent for the purchasers identified therein was filed as Exhibit 99.5 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.4

The Registration Rights Agreement dated August 13, 2001 among the Issuer, New Century and the other purchasers under the Stock Purchase Agreement was filed as Exhibit 99.6 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.5

The Securities Purchase Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other sellers listed therein is attached hereto as Exhibit 99.5

99.6

The Assignment and Assumption Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other assignors listed therein is attached hereto as Exhibit 99.6.

99.7

The Secured Promissory Note dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.7 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.

99.8

The Security Agreement dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.8 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: ______March 3, 2003_____________

________/s/ Jim Healy______________

Signature

Jim Healy, Member

Exhibit Index

99.1

The Series A Stock Purchase Agreement dated August 13, 2001 by and among the Issuer and the purchasers named therein was filed as Exhibit 99.3 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.2

The Promissory Note dated August 13, 2001 made by the Issuer in favor of the purchasers identified therein was filed as Exhibit 99.4 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.3

The Security Agreement-Pledge of Tangible and Intangible Assets dated August 13, 2001 among the Issuer and New Century for itself and as agent for the purchasers identified therein was filed as Exhibit 99.5 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.4

The Registration Rights Agreement dated August 13, 2001 among the Issuer, New Century and the other purchasers under the Stock Purchase Agreement was filed as Exhibit 99.6 to the Issuer's Form 8-K dated August 13, 2001 and is incorporated herein by reference.

99.5

The Securities Purchase Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other sellers listed therein is attached hereto as Exhibit 99.5

99.6

The Assignment and Assumption Agreement dated to be effective as of January 31, 2003 among the Reporting Person, New Century and other assignors listed therein is attached hereto as Exhibit 99.6.

99.7

The Secured Promissory Note dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.7 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.

99.8

The Security Agreement dated February 21, 2003 among the Issuer, its subsidiaries and the Reporting Person was filed as Exhibit 99.8 to the Issuer's Form 8-K dated February 21, 2003 and is incorporated herein by reference.

Austin331699_1.DOC

Exhibit 99.5

SECURITIES PURCHASE AGREEMENT

among

ATE WORLDWIDE LLC,

as Buyer,

and

Those persons listed on the signature pages hereto,

as Sellers,

dated to be effective as of

January 31, 2003

#

TABLE OF CONTENTS

Section 1.02

Matters Relating to Company

Section 1.03

Termination of Certain Agreements

Section 1.04

Preemptive Rights and Other Claims

ARTICLE TWO:
REPRESENTATIONS AND WARRANTIES

Section 2.01

Representations and Warranties of Sellers

Section 2.02

Representations and Warranties of Buyer

ARTICLE THREE:
COVENANTS

Section 3.01

Additional Agreements

Section 3.02

Confidentiality

ARTICLE FOUR:
CONDITIONS PRECEDENT

Section 4.01

Conditions to Each Party's Obligation

Section 4.02

Conditions to Obligation of Buyer

Section 4.03

Conditions to Obligations of Sellers

ARTICLE FIVE:
CLOSING

Section 5.01

Closing

ARTICLE SIX:
INDEMNIFICATION

Section 6.01

Indemnification of Buyer

Section 6.02

Indemnification of the Sellers

Section 6.03

Defense of Claims

ARTICLE SEVEN:
GENERAL PROVISIONS

Section 7.01

Survival of Representations, Warranties, and Covenants

Section 7.02

Further Actions

Section 7.03

Amendment and Modification

Section 7.04

Severability

Section 7.05

Expenses and Obligations

Section 7.06

Parties in Interest

Section 7.07

Notices

Section 7.08

Counterparts

Section 7.09

Entire Agreement

Section 7.10

Public Announcements

Section 7.11

Governing Law

Section 7.12

Headings

EXHIBITS:

Exhibit A

Definitions

Exhibit B

Information Exhibit

Exhibit C

Form of Stock Power

Exhibit D

Form of Assignment Agreement

Exhibit E

Form of Resignations for Sellers

Exhibit F

Form of Release of Claims

Exhibit G

Form of Sellers' Counsel's Opinion

#

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement ("Agreement") is entered into as of January 31, 2003 (the "Effective Date") among (i) ATE Worldwide LLC, a Delaware limited liability company ("Buyer"), and (ii) the persons referenced on the signature pages to this Agreement as the "Sellers" (each a "Seller" and collectively the "Sellers").  Buyer and the Sellers are also referred to in this Agreement individually as a "Party" and collectively as the "Parties".

Background

The Sellers (i) own approximately 91% of the issued and outstanding Series A Preferred Stock, par value $1.00 per share (such shares of each Seller, including issuances or distributions of shares to which such Seller may be entitled, being the "Seller's Shares", and all of such shares of all Sellers being the "Sellers' Shares") of Tanisys Technology, Inc., a Wyoming corporation (the "Company"), (ii) own and hold certain rights, preferences and privileges under the terms of (A) that certain Series A Stock Purchase Agreement dated August 13, 2001 among the Company, the Sellers and others, (B) that certain Promissory Note dated August 13, 2001 made by the Company in the amount of $2,635,000.00 (the "Promissory Note"), (C) that certain Security Agreement—Pledge of Tangible and Intangible Assets dated August 13, 2001 between the Company, the Sellers and others including liens held by the Sellers and others pursuant thereto, and (D) that certain Registration Rights Agreement dated August 13, 2001 between the Company, the Sellers and others (such rights and privileges in (A), (B), (C) and (D) being the "Seller's Other Assets", and all such rights and privileges of all Sellers being the "Sellers' Other Assets").  The Sellers desire to sell to Buyer, and Buyer desires to purchase from the Sellers, all of Sellers' Shares and Sellers' Other Assets.  The Parties also desire to effectuate certain other arrangements and transactions in connection with the consummation of such purchase and sale.  Accordingly, in order to provide for the consummation of the transactions contemplated above, the Sellers and Buyer are entering into this Agreement.

All capitalized terms used in this Agreement have the meanings set forth in Exhibit A or elsewhere in this Agreement.  Exhibit B (the "Information Exhibit") sets forth certain information to which references are made in this Agreement.

Agreement

ARTICLE 1:
THE TRANSACTIONS

Section 1.1

Purchase and Sale; Consideration

.

(a)

Purchase and Sale of Sellers' Shares and Sellers' Other Assets and Consideration Payable by Buyer.  At the Closing, Buyer shall purchase from each Seller, severally and not jointly, and each Seller shall sell to Buyer, severally and not jointly, free and clear of all Liens, all of such Seller's Shares along with all of such Sellers' Other Assets.  Each Seller shall deliver to Buyer at the Closing the originals of the stock certificates representing such Seller's Shares (or documentation or evidence of lost certificates, if any, to the satisfaction of Buyer) accompanied by a stock power in the form of Exhibit C executed by such Seller conveying all of such Seller's Shares to Buyer free and clear of all Liens. In addition, each Seller shall assign all of its rights, preferences and privileges associated with such Seller's Other Assets by the execution of an Assignment Agreement in the form of Exhibit D.  Subject to and in accordance with terms of this Agreement, Buyer shall pay to each Seller as the total consideration for such Seller's Shares and such Seller's Other Assets that Seller's "Applicable Percentage," as set forth opposite such Seller's name in Column B of Section 1.01(a) of the Information Exhibit, of the Closing Payment, reduced by that Seller's Applicable Percentage of the Employee Bonus Payment (as defined below).

(b)

Payments at Closing.

(1)

Closing Payment.  The "Closing Payment" shall mean an amount equal to $363,984.

(2)

Determination and Payment at Closing of the Closing Payment and Employee Bonus Payment.  At the Closing Buyer shall deliver by wire transfer or check to each Seller immediately available funds equal to that Seller's Applicable Percentage (rounded to the nearest cent) of an amount equal to (i) the Closing Payment less (ii) the Employee Bonus Payment to be paid by Buyer on behalf of the Sellers at Closing as provided in the immediately following sentence.  At the Closing Buyer shall, as a credit towards its payment of the Closing Payment, deliver an amount equal to $18,000 (the "Employee Bonus Payment") by wire transfer or check to the Company to be distributed by the Company to certain of its employees in accordance with the Company's Transaction Bonus Plan as agreed to by the Sellers and the Company separate from this Agreement.  Sellers acknowledge that the Employee Bonus Payment is being paid out of the Sellers' proceeds pursuant to certain agreements between the Sellers and the Company and not out of the funds of Buyer.

(3)

Payment of Company Debts.  At the Closing Buyer shall, in accordance with a letter agreement among the Company and the Creditors and on behalf of the Company, deliver to each "Creditor" set forth in Section 1.01(b)(3) of the Information Exhibit, by wire transfer or check, immediately available funds in an amount equal to the "Company Debts" set forth opposite each such Creditor's name in Section 1.01(b)(3) of the Information Exhibit.

Section 1.2

Matters Relating to Company

.

(a)

Resignations.  At the Closing the President and Chief Executive Officer of the Company, C. Lee Cooke, and each member of the Board of Directors of the Company who are representatives of the Sellers, including C. Lee Cooke, David P. Tusa and Justin Ferrero, shall resign from all positions which they hold with the Company and any of its Subsidiaries, by executing and delivering to the Company, its Subsidiaries and Buyer their resignations ("Resignations") in the form of Exhibit E.

(b)

Release of the Company.  At the Closing Buyer shall, on behalf of the Company, pay the Company Debts pursuant to  and each Creditor at the Closing shall deliver to Buyer an executed "Release of Claims" in the form of Exhibit F.

(c)

At the Closing the Sellers shall deliver to Buyer the original Promissory Note.

Section 1.3

Termination of Certain Agreements

.  All of the Parties to this Agreement agree, that at the Closing, and without the necessity of any Party's execution and delivery of any other agreements, documents and instruments, or the taking by any Party of any other actions, the agreements, contracts, arrangements and understandings which may exist between the Company or any of its Subsidiaries, on the one hand, and any Seller or any party acting by or through any Seller, on the other hand excluding agreements related to the Release of Claims and all of Sellers' Other Assets (such items designated as the "Terminated Agreements"), shall terminate in their entirety and no party to the Terminated Agreements shall have any further obligations or liabilities to any other party with respect to the Terminated Agreements from and after the Closing.

Section 1.4

Preemptive Rights and Other Claims

.  By execution of this Agreement, each Seller waives and releases (i) any and all claims and causes of action, if any, which such Seller has, or may have, with respect to the issuance at any time by the Company of any securities of the Company in contravention of, or violation of, such Seller's preemptive rights, if any, to acquire any of such securities and, (ii) any and all other rights, preferences, privileges, claims or causes of action, if any, which such Seller has, or may have, with respect to its ownership of the Sellers' Shares or Sellers' Other Assets that are not irrevocably transferred and assigned to Buyer in this Agreement or the other Transaction Documents.

ARTICLE 2:
REPRESENTATIONS AND WARRANTIES

Section 2.1

Representations and Warranties of Sellers

.  Each Seller, severally and not jointly with the other Sellers, represents and warrants to Buyer with respect to such Seller without reliance on any other party only and not as to any other Seller as follows, with the understanding that Buyer is relying on such representations and warranties in entering into and performing this Agreement:

(a)

Owner of each Seller's Shares.  Each Seller is the holder of record and owns beneficially such Seller's Shares as set forth opposite such Seller's name in Section 1.01(a) of the Information Exhibit free and clear of any and all Liens.  At the Closing, Buyer shall receive from each Seller good and valid title to such Seller's Shares, free and clear of all Liens.  Other than each Seller's Shares, each Seller does not have, and shall not have, the right to acquire, any other capital stock or other ownership interest in the Company or its Subsidiaries, and other than each Seller's Shares each Seller does not own, and shall not own, any other shares of capital stock of Company or its Subsidiaries issued or outstanding at the Closing.

(b)

Authority.  Each Seller has full legal capacity and authority to execute and deliver this Agreement and the other Transaction Documents to which such Seller is a party and to perform the obligations of such Seller under this Agreement and the Transaction Documents to which such Seller is a party.  This Agreement and such Transaction Documents have been, or upon execution and delivery shall be, duly and validly executed and delivered by such Seller and constitute, or upon execution and delivery shall constitute, the valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)

Organization/Formation, Standing and Power.  Each Seller that is an entity is duly organized or formed, as the case may be, validly existing, and in good standing under the laws of its state of organization or formation, as the case may be, and has all requisite power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party.

(d)

The Other Asset Agreements.  The Other Asset Agreements are in full force and effect in accordance with the terms of each and that all terms, conditions, and provisions of the Other Asset Agreements to be performed or complied with by the Sellers have been duly performed or complied with and that no event, act or omission has occurred that would constitute a default on behalf of the Sellers under any of the Other Asset Agreements.

(e)

No Conflict; Required Filings and Consents.  The execution and delivery by each Seller of this Agreement and the other Transaction Documents to which such Seller is a party, and the performance by each Seller of the transactions contemplated by this Agreement or the other Transactional Documents to which such Seller is a party, do not and shall not (i) violate, conflict with, result in any breach of, or constitute a default under, or give any party the right to terminate or accelerate any obligation, or give rise to the creation of any Lien upon such Seller's Shares or such Seller's Other Assets under, any of the terms, conditions or provisions of any agreement, other instrument or obligation to which such Seller is a party or by which such Seller or such Seller's Shares or such Seller's Other Assets may be bound, or (ii) violate any order, writ, judgment, injunction, decree, statute, law, rule or regulation of any Governmental Entity binding upon such Seller, such Seller's Shares or such Seller's Other Assets.

(f)

Securities Laws.  The purchase, sale and transfer of Sellers' Shares as contemplated by this Agreement are exempt from registration under the Securities Act of 1933, as amended (the "Act"), and any registration or qualification under state securities laws.

Section 2.2

Representations and Warranties of Buyer

.  Buyer represents and warrants to Sellers as follows, with the understanding that Sellers are relying on such representations and warranties in entering into and performing this Agreement:

(a)

Formation, Standing and Power.  Buyer is duly formed, validly existing, and in good standing under the laws of the State of Delaware and has all requisite power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party.

(b)

Authority.  The execution and delivery of this Agreement and the other Transaction Documents by Buyer have been duly authorized by all necessary action on the part of Buyer.  This Agreement and the other Transaction Documents to which Buyer is a party have been, or upon execution and delivery shall be, duly executed and delivered and constitute, or upon execution and delivery shall constitute, the valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms, subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)

No Conflict; Required Filings and Consents.  The execution and delivery of this Agreement and the other Transaction Documents to which Buyer is a party, and the performance by Buyer of the transactions contemplated by this Agreement or the Transaction Documents to which Buyer is a party, do not and shall not (i) violate, conflict with or result in any breach of any provision of Buyer's formation documents, or (ii) violate any order, writ, injunction, decree, statute, law, rule or regulation of any Governmental Entity binding upon Buyer or by which or to which any of the assets of Buyer are bound or subject.  No consent of or registration, declaration or filing with, or giving of notice to, any Governmental Entity or any other Person is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and any other Transaction Documents by Buyer or the consummation by Buyer of the transactions contemplated by this Agreement or the Transaction Documents.

(d)

Purchase for Investment.  Buyer is acquiring the Sellers' Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same, and Buyer has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

(e)

Investment Experience.  Buyer is sophisticated and has experience in investments of the type represented by the purchase of the Sellers' Shares hereunder.  Buyer understands that an investment in the Company represents a high degree of risk and is suitable only for those having a substantial net worth, and who can afford to bear such risk.  Buyer has been solely responsible for its "due diligence" investigation of the Company and its management and business, for its own analysis of the merits and risks of this investment and for its own analysis of the fairness and desirability of the terms of an investment in the Sellers' Shares.  In taking any action or performing any role relative to the arranging of the proposed investment, Buyer has acted solely in its own interest, and Buyer (or any of his agents or employees) has not acted as an agent of the Company.  Buyer can bear the economic risk of losing its entire investment.  Buyer has adequate means of providing for its current capital needs and contingencies and has no need for liquidity in this investment in the Company.

(f)

Restricted Securities.  Buyer understands that the Sellers' Shares it is purchasing are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Sellers in a transaction not involving a public offering and, that under such laws and applicable regulations, such securities may be resold without registration under the Act, only in certain limited circumstances.  In this connection, Buyer represents that it is familiar with Securities and Exchange Commission ("SEC") Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

(g)

Accredited Investor.  Buyer is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D, as presently in effect.

ARTICLE 3:
COVENANTS

Section 3.1

Additional Agreements

.  Subject to the terms and conditions of this Agreement, each of the Parties shall use its best efforts to do, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.  If at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the Parties and their duly authorized representatives shall take all such action.

Section 3.2

Confidentiality

.

(a)

Each Seller acknowledges that it has and shall have access to confidential and proprietary information and materials of the Company, its Affiliates, its customers or other third parties who have furnished such information and materials to Company under obligations of confidentiality.  Such confidential and proprietary information (hereinafter, "Confidential Information") includes, without limitation, any and all (i) technical information of Company, its Affiliates, its customers or other third parties, including computer programs, software, databases, methods, know-how, formulae, compositions, technological data, technological prototypes, processes, discoveries, machines and inventions; (ii) business information of Company, its Affiliates, its customers or other third parties, including compensation data, customer lists, customer preferences, financial information, credit information and pricing or cost information; (iii) information relating to future plans of Company, its Affiliates, its customers or other third parties, including marketing strategies, new materials research, pending projects and proposals, proprietary production processes and research and development strategies; and (iv) other valuable, confidential information and trade secrets of Company, its Affiliates, its customers or other third parties which in many instances may not be identified as confidential or proprietary.  Each Seller understands and agrees that all Confidential Information, and every portion thereof, however stored, compiled, or collected, and whether in tangible or intangible form, constitutes the valuable intellectual property of Company and/or such third parties, and understands and acknowledges the importance of maintaining the security and confidentiality of the Confidential Information.  Each Seller agrees to forever keep the Confidential Information, and all documentation and information relating thereto, strictly confidential.  Specifically, each Seller agrees that, except as expressly authorized in writing or required by law by the Company, each Seller shall (v) not disclose Confidential Information to any third party; (w) not use Confidential Information for the benefit of anyone other than Company or its Affiliates; (x) not copy Confidential Information for any reason; (y) not remove Confidential Information from Company's premises; and (z) return to Company all Confidential Information upon Company's request.

ARTICLE 4:
CONDITIONS PRECEDENT

Section 4.1

Conditions to Each Party's Obligation

.  The respective obligations of Buyer and each Seller to effect the transactions contemplated by this Agreement are subject to the satisfaction on or prior to or at the Closing of the following conditions:

(a)

Consents and Approvals.  All authorizations, consents, orders, or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement shall have been filed, occurred, or been obtained.

(b)

No Action.  No action shall have been taken nor any statute, rule, or regulation shall have been enacted, by any Governmental Entity that makes the consummation of the transactions contemplated by this Agreement illegal.

Section 4.2

Conditions to Obligation of Buyer

.  The obligation of Buyer to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, in writing by Buyer:

(a)

Stock Certificates and Stock Powers.  Each Seller shall have delivered to Buyer all of the originals of the stock certificates representing all of such Seller's Shares (or documentation or evidence of lost certificates, if any, to the satisfaction of Buyer) and shall have executed and delivered to Buyer a stock power in the form of Exhibit C conveying all of such Seller's Shares to Buyer as provided in .

(b)

Resignations.  The President and Chief Executive Officer of the Company, C. Lee Cooke, and each member of the Board of Directors of the Company who are representatives of the Sellers, including C. Lee Cooke, David P. Tusa and Justin Ferrero, shall have executed and delivered to the Company and Buyer their Resignations as provided in .

(c)

Legal Opinions.  Buyer shall have received from Sellers' Counsel an opinion dated as of the Closing, addressed to Buyer, in the form of Exhibit G.

(d)

Assignment Agreement.  Buyer shall have received from the Sellers the Assignment Agreement executed by each of the Sellers in the form of Exhibit D.

(e)

Release of the Company.  Each of the Creditors set forth in Section 1.01(b)(3) of the Information Exhibit shall have delivered at the Closing a written release of the Company in the form of Exhibit F.

(f)

Promissory Note.  The Sellers shall have delivered to Buyer the original Promissory Note.

(g)

Transfer or Release of Lien.  Buyer shall have received from the Sellers any lien transfers and/or releases associated with the Sellers' Other Assets to the satisfaction of the Buyer.

(h)

Closing Deliveries.  All other documents, instruments, certificates or other items required to be delivered by the Sellers under this Agreement shall have been delivered.

Section 4.3

Conditions to Obligations of Sellers

.  The obligations of Sellers to effect the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Sellers.

(a)

Payment of Closing Payment and Employee Bonus Payment.  Buyer shall have (i) paid to each Seller that Seller's Applicable Percentage of the Closing Payment, reduced by that Seller's Applicable Percentage of the Employee Bonus Payment, and (ii) delivered to the Company the Employee Bonus Payment, in each case in accordance with this Agreement.

(b)

Payment of the Company Debts.  Buyer shall have delivered to each of the Creditors payment in full, on behalf of the Company, for all of the Company Debts.

(c)

Closing Deliveries.  All documents, instruments, certificates or other items  required to be delivered by Buyer under this Agreement shall have been delivered.

ARTICLE 5:
CLOSING

Section 5.1

Closing

.  Subject to the satisfaction or waiver of the conditions set forth in Article Four, the Closing shall take place at the offices of Vinson & Elkins L.L.P., Austin, Texas, at 10:00 a.m., local time on the date hereof or as soon thereafter as the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement shall have occurred (other than with respect to actions to be taken at the Closing), or at such other place and time as Buyer, Sellers and Company may agree (the "Closing Date").  The Closing shall be deemed to be effective and Buyer to have acquired and owned all of the capital stock of Company as of 11:59 p.m. on the day preceding the Closing Date.

ARTICLE 6:
INDEMNIFICATION

Section 6.1

Indemnification of Buyer

.  The Sellers, severally, shall defend, indemnify and hold Buyer harmless from all damages, obligations, costs (including attorneys' fees), reasonable expenses, liabilities, deficiencies, and penalties incurred by or awarded against Buyer (collectively, "Losses"), arising out of or incident to (i) any breach or inaccuracy of the representations and warranties made by the Sellers in or pursuant to this Agreement or any other of the Transaction Documents, (ii) the failure of the Sellers to perform in any material respect any of its agreements or obligations in this Agreement or the other Transaction Documents, or (iii) third party actions or claims regarding the ownership of or actions taken with regard to the Sellers' Shares and/or the Sellers' Other Assets prior to the Effective Date.

Section 6.2

Indemnification of the Sellers

.  Buyer shall defend, indemnify and hold each Seller harmless from all Losses, arising out of or incident to (i) any breach or inaccuracy of the representations and warranties made by Buyer in or pursuant to this Agreement or any other of the Transaction Documents or (ii) the failure of Buyer to perform in any material respect any of its agreements or obligations in this Agreement or the other Transaction Documents.

Section 6.3

Defense of Claims

.  In the event any event occurs which would constitute a claim by reason of the foregoing indemnification provisions, one or more of the affected parties seeking indemnification (the "Indemnified Parties") shall give the other parties (the "Indemnifying Parties") reasonable prior written notice of such fact requesting indemnification and providing a reasonable opportunity to defend or oppose such claim.  If the Indemnifying Parties fail or decline reasonably to defend or oppose the claim, the Indemnified Parties may coordinate the effort at the expense of the Indemnifying Parties pursuant to these indemnification provisions.  Notwithstanding anything to the contrary in this Agreement, any settlement of any such claim without the prior written consent of the Indemnifying Parties, which consent shall not be unreasonably withheld, shall be null and void and of no force or effect.

ARTICLE 7:
GENERAL PROVISIONS

Section 7.1

Survival of Representations, Warranties, and Covenants

.  Regardless of any investigation at any time made by or on behalf of any Party or of any information any party may have in respect thereof, each of the representations and warranties made in this Agreement or any other Transaction Document shall survive the Closing except as provided below.  The representations and warranties set forth in this Agreement or any other Transaction Document shall terminate at 11:59 p.m. Central Standard Time on the expiration of 24 months after the Closing Date; except that such 24-month time limitation shall not apply to any of the following claims or to Buyer's rights to recover on such claims, and any representations and warranties relating thereto shall survive until the expiration of the applicable statute of limitations:  (i) claims for fraud; (ii) claims for breaches of representations and warranties contained in , (b) and (c).

Section 7.2

Further Actions

.  After the Closing Date, Sellers shall execute and deliver such other certificates, agreements, conveyances and other documents, and take such other action, as may be reasonably requested by Buyer to give effect to the transactions contemplated by this Agreement and the Transaction Documents.

Section 7.3

Amendment and Modification

.  This Agreement may not be amended except by an instrument in writing signed by all the Parties to this Agreement.

Section 7.4

Severability

.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under applicable law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated in this Agreement are not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Governmental Entity making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

Section 7.5

Expenses and Obligations

.  Except as otherwise expressly provided in this Agreement or as provided by law, all Transaction Expenses incurred by the Sellers shall be borne solely and entirely by the Sellers, and all Transaction Expenses incurred by Buyer shall be borne solely and entirely by Buyer.  In the event of a dispute between the Parties in connection with this Agreement and the transactions contemplated by this Agreement, each of the Parties hereby agrees that the prevailing party in such dispute shall be entitled to reimbursement by the other Party of reasonable legal fees and expenses incurred in connection with any action or proceeding.  "Transaction Expenses" means all costs and expenses incurred by a Party in connection with the investigation, pursuit, negotiation, documentation and consummation of the transactions contemplated by this Agreement, including, but not limited to, due diligence expenses and attorneys and accountants fees and expenses.

Section 7.6

Parties in Interest

.  This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of each Party and their successors and assigns, and nothing in this Agreement, except as set forth below, express or implied, is intended to confer upon any other Person (other than the Indemnified Parties as provided in Article Six) any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.7

Notices

.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by facsimile, mailed by registered or certified mail (return receipt requested) or sent by overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer:

ATE Worldwide LLC

6001 West Parmer Lane

Suite 370; PMB 199

Austin, Texas  78727

With a copy to:

Vinson & Elkins L.L.P.

The Terrace 7

2801 Via Fortuna

Suite 100

Austin, Texas  78746

Attention:  Barry D. Burgdorf

If to Sellers:

New Century Equity Holdings Corp.

10101 Reunion Place

Suite 450

San Antonio, Texas  78216

Attention:  David P. Tusa

With a copy to:

Loeffler, Jonas & Tuggey LLP

755 East Mulberry Avenue

Suite 200

San Antonio, Texas  78212

Attention:  Timothy N. Tuggey

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt.  All notices, requests or instructions given in accordance with this Section shall be deemed received (i) on the date of delivery, if hand delivered, (ii) on the date of receipt, if sent by facsimile, (iii) three (3) Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested, and (iv) one (1) Business Day after the date of sending, if sent by overnight courier.

Section 7.8

Counterparts

.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 7.9

Entire Agreement

.  This Agreement (which term shall be deemed to include the exhibits, schedules and the other certificates, documents and instruments delivered pursuant to its terms) constitutes the entire agreement of the parties hereto and supersedes all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.  There are no representations or warranties, agreements, or covenants other than those expressly set forth in this Agreement.

Section 7.10

Public Announcements

.  Except for statements made or press releases issued (i) pursuant to the Act or the Securities Exchange Act of 1934, (ii) pursuant to any listing agreement with any national securities exchange or the National Association of Securities Dealers, Inc., or (iii) as otherwise required by law, the Sellers, on the one hand, and Buyer on the other, shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby.

Section 7.11

Governing Law

.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS.

Section 7.12

Headings

.  The headings of this Agreement are for convenience of reference only and are not part of the substance of this Agreement.

The Remainder of this Page Intentionally Left Blank

Executed to be effective as of the Effective Date.

BUYER:

ATE WORLDWIDE LLC

By:  /s/ Jim Healy

Name:  Jim Healy

Title:Member

SELLERS:

/s/ David Angel

DAVID ANGEL

DATE

/s/ Gary Becker

GARY BECKER

DATE

/s/ John Bennett

JOHN BENNETT

DATE

/s/ Gregory Branch

GREGORY BRANCH

DATE

/s/ Brian Joseph Bruce

BRIAN JOSEPH BRUCE

DATE

/s/ Charles T. Comiso

CHARLES T. COMISO

DATE

/s/ Sean M. Elliott

SEAN M. ELLIOTT

DATE

/s/ Clark A. Gunderson, M.D.

CLARK A. GUNDERSON, M.D.

DATE

/s/ Clark A.Gunderson, M.D.,

a Medical Corporation

CLARK A. GUNDERSON, M.D.,

a Medical Corporation

DATE

/s/ Parris H. Holmes, Jr.

PARRIS H. HOLMES, JR.

DATE

/s/ Paul Hunter

PAUL HUNTER

DATE

/s/ Larry M. James

LARRY M. JAMES

DATE

/s/ Cynthia A. Jergins

CYNTHIA A. JERGINS

DATE

/s/ Herbert Allen Jett

HERBERT ALLEN JETT

DATE

/s/ Randy Lee

RANDY LEE

DATE

/s/ Anne M. Madden

ANNE M. MADDEN

DATE

/s/ William F. Miller III

WILLIAM F. MILLER III

DATE

/s/ David M. Mitchell

DAVID M. MITCHELL

DATE

/s/ Shane W. Perry

SHANE W. PERRY

DATE

/s/ Harris J. Sterling

HARRIS J. STERLING

DATE

AGILITY CAPITAL, INC.

By:/s/ D. Dale Henry

Name:D. Dale Henry

Title:CFO

Date:2-3-03

NEW CENTURY EQUITY HOLDINGS CORP.

By:/s/ David P. Tusa

Name:David P. Tusa

Title:Exec. V.P. & CFO

Date:1/31/03

SOWELL & CO., L.P.

By:  Sowell Development Co., Inc., its general partner

By:/s/ Keith Martin

Name:Keith Martin

Title:Vice Pres.

Date:2/3/03

TUSCANY PARTNERS, L.P.

By:Louis P. Ferrero, its general partner

By:/s/ Louis P. Ferrero

Name:Louis P. Ferrero

Title:General Partner

Date:2-5-03

U.S. BOSTON CORP. PSRP U/A DTD

By:/s/ Leon Okurowski

Name:Leon Okurowski

Title:Trustee

Date:2/3/03

EXHIBIT A

DEFINITIONS

Defined Terms.  The following terms shall have the following meanings in this Agreement:

"Agreement" means this Securities Purchase Agreement.

"Affiliate" means, with respect to any person, any other person controlling, controlled by or under common control with such person.  For purposes of this definition and this Agreement, the term "control" (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a person.

"Business Day" means any day other than a Saturday, a Sunday or a holiday on which national banking associations in the State of Texas are authorized by law to close.

"Closing" means the consummation of the transactions contemplated by this Agreement.

"Contracts" means all agreements, contracts, or other binding commitments, arrangements or plans, written or oral (including any amendments and other modifications thereto), to which or by which Company or any of its Subsidiaries is a party or is otherwise bound.

"Effective Date" is defined in the first paragraph of this Agreement.

"Governmental Entity" means any governmental department, commission, board, bureau, agency, court or other instrumentality of the United States or any other country, or any state, county, parish or municipality, jurisdiction or other political subdivision of the United States or any other country.

"Liens" means liens, pledges, voting agreements, voting trusts, proxy agreements, claims, security interests, restrictions, mortgages, deeds of trust, tenancies, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, defects in title, encroachments and other burdens, options or encumbrances of any kind.

"Other Asset Agreements" shall mean (i) that certain Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 by and among the Company, the Sellers and others; (ii) that certain Promissory Note dated August 13, 2001 made by the Company in the amount of $2,635,000.00; (iii) that certain Security Agreement-Pledge of Tangible and Intangible Assets dated August 13, 2001 by and among the Company, the Sellers and others; and (iv) that certain Registration Rights Agreement dated August 13, 2001 by and among the Company, the Sellers and others.

"Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

"Sellers' Counsel" means Loeffler, Jonas & Tuggey LLP.

"Subsidiary" or "Subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

"Transaction Documents" means this Agreement and all other documents to be executed by any of the Parties to this Agreement in connection with the consummation of the transactions contemplated in this Agreement.

EXHIBIT B

INFORMATION EXHIBIT

Section 1.01(a).

Information Relating to Section 1.01 of the Agreement:

Column A Name	Column B Applicable Percentage
Agility Capital, Inc.	4.827%
Angel, David	3.620%
Becker, Gary	2.413%
Bennett, John	1.810%
Branch, Gregory	0.121%
Bruce, Brian Joseph	0.121%
Comiso, Charles T.	3.620%
Elliott, Sean M.	2.413%
Gunderson, Clark A., M.D.	3.620%
Gunderson, Clark A., M.D., a Medical Corporation	2.413%
Holmes, Parris H. Jr.	6.033%
Hunter, Paul	1.327%
James, Larry M.	2.413%
Jergins, Cynthia A.	1.207%
Jett, Herbert Allen	0.121%
Lee, Randy	0.290%
Madden, Anne M.	0.121%
Miller, William F. III	1.207%
Mitchell, David M.	2.413%
Perry, Shane W.	0.362%
Sowell & Co., L.P.	9.653%
Sterling, Harris J.	2.413%
New Century Equity Holdings Corp.	42.636%
Tuscany Partners, L.P.	2.413%
U.S. Boston Corp. PSRP U/A DTD	2.413%
TOTALS	100.00%

Section 1.01(b)(3).

Information Relating to Section 1.01(b)(3) of the Agreement:

Creditors	Company Debt
New Century Equity Holdings Corp.	$45,160.46
Habitek International, Inc.	$93,286.43
Loeffler, Jonas & Tuggey LLP	$ 6,700.00

EXHIBIT C

FORM OF STOCK POWER

[See Attached]

STOCK POWER OF ATTORNEY

_____________________________ ("Transferor") hereby assigns and transfers to ATE Worldwide LLC, a Delaware limited liability company, an aggregate of ____________ shares of Series A Preferred Stock, $1.00 par value per share, of Tanisys Technology, Inc., a Wyoming corporation (the "Company"), standing in Transferor's name on the books of the Company and represented by certificate numbers ___________________, and irrevocably appoints _______________________________ agent to transfer such shares on the books of the Company.  The agent may substitute another to act for it.

Dated as of _________________, 2003.

By:

Name:

Title (if any):

EXHIBIT D

FORM OF ASSIGNMENT AGREEMENT

[Omitted]

EXHIBIT E

FORM OF RESIGNATIONS FOR SELLERS

[Attached]

_________________, 2003

Tanisys Technology, Inc.

12201 Technology Boulevard, Suite 125

Austin, Texas 78727

To the Board of Directors of Tanisys Technology, Inc. (the "Company"):

I, __________________, hereby resign as a director of the Company, as a member of any and all committees of the Board of Directors, and from the office of ______________ of the Company, and any and all other offices or positions of the Company effective as of January 31, 2003.

Austin331877_2.DOC

#

V&E DRAFT 1/29/2003

EXHIBIT F

FORM OF RELEASE OF CLAIMS

[See Attached]

Austin331877_2.DOC

#

V&E DRAFT 1/29/2003

RELEASE OF CLAIMS

This Release of Claims, dated to be effective as of January 31, 2003 (this "Release"), is made and entered into by _________________________ ("Creditor").

RECITALS:

Creditor is a party to that certain agreement among Creditor, Tanisys Technology, Inc., a Wyoming corporation (the "Company"), by which the Company, among other things, reaffirmed and acknowledged a prior agreement to pay Creditor an amount equal to $_________ (the "Company Debt").  ATE Worldwide LLC, a Delaware limited liability company ("Payor"), in connection with its purchase of the Company's Series A Preferred Stock, par value $1.00 per share, and certain other rights, preferences and privileges from certain stockholders of the Company, pursuant to that certain Securities Purchase Agreement dated the date hereof by and among Payor and certain stockholders of the Company, has agreed to pay the Company Debt on behalf of the Company in exchange for the execution and delivery of this Release.

RELEASE:

1.

Creditor and its Affiliates hereby irrevocably and unconditionally releases, acquits and forever discharges the Company, Payor, and each of their respective successors, assigns, employees, agents, stockholders, partners, members, subsidiaries, parent companies, other Affiliates (corporate or otherwise), and legal representatives, including their officers and directors, and each of them (collectively, the "Releasees"), of and from any and all claims, demands, debts, liabilities, obligations of payment or performance, accounts, damages, costs, losses or expenses (including attorneys' and other professional fees and expenses) held by or owed to Creditor or its Affiliates, arising out of or related to the Company Debt (collectively, the "Released Items").  The term "Affiliate" as used in this Section 1 shall mean, with respect to any person, any other person controlling, controlled by or under common control with such person.  For purposes of this definition and this Agreement, the term "control" (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a person.

2.

Creditor agrees and covenants never to institute directly or indirectly any action or proceeding of any kind against this Release.

3.

Creditor affirms that the only consideration for its signing this Release is the payment of the Company Debt by Payor, on behalf of the Company, and that no other promise or agreements of any kind have been made to or with it by any person or entity whomsoever to cause it to execute this instrument, and that it fully understands the meaning and intent of this Release, including, but not limited to, its final and binding effect.

4.

Creditor shall defend, indemnify and hold the Releasees harmless from all damages, obligations, costs (including attorneys' fees), reasonable expenses, liabilities, deficiencies and penalties incurred by or awarded against Releasees (collectively, "Losses"), sought by Creditor or any person or entity claiming or asserting a claim on behalf of, by contract with, by assignment of, by, through, or under Creditor, arising out of or in any manner related to the Released Items or this Release.

5.

This Release shall in all respects be interpreted, enforced and governed under the laws of the State of Texas.  The language of all parts of this Release shall in all cases be construed as a whole, according to its fair meaning, and shall not be construed strictly for or against either of the parties.

6.

Should any provision of this Release be declared or be determined to be illegal, invalid or otherwise unenforceable, the validity of the remaining parts, terms and provisions hereof will not be affected thereby but such will remain valid and enforceable, and said illegal or invalid parts, terms or provisions shall be deemed not to be a part of this Release.

[Signature Page Follows]

IN WITNESS WHEREOF, Creditor has executed this Release.

By:

Name:

Title:

Date:

EXHIBIT G

FORM OF SELLERS' COUNSEL'S OPINION

[Omitted]

Austin331807_4.DOC

#

Exhibit 99.6

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this "Assignment") dated to be effective as of January 31, 2003, by and between ATE Worldwide LLC, a Delaware limited liability company (the "Assignee"), and the persons referenced on the signature pages to this Assignment as the "Assignors" (each an "Assignor" and collectively the "Assignors").

Background

The Assignee and the Assignors are parties to the Securities Purchase Agreement (the "Purchase Agreement") dated as of the date hereof pursuant to which the Assignee is purchasing all of the Assignors' shares of Series A Preferred Stock, par value $1.00 per share, of Tanisys Technology, Inc., a Wyoming corporation (the "Corporation"), and the Other Assets, as defined herein.  In connection with the consummation of the transactions contemplated by the Purchase Agreement, the Assignors desire to transfer and assign all of the Assignors' rights, preferences and privileges (the "Other Assets") under terms of (A) that certain Series A Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") dated August 13, 2001 among the Company, the Sellers and others, (B) that certain Promissory Note (the "Note") dated August 13, 2001 made by the Company in the amount of $2,635,000.00, (C) that certain Security Agreement—Pledge of Tangible and Intangible Assets (the "Security Agreement") dated August 13, 2001 between the Company, the Sellers and others including liens held by the Sellers and others pursuant thereto, and (D) that certain Registration Rights Agreement ("Rights Agreement") dated August 13, 2001 between the Company, the Sellers and others (such documents in (A), (B), (C) and (D) being the "Other Asset Agreements"):

Accordingly, in order to effectuate such sale and conveyance of the Other Assets, and for and in consideration of the mutual covenants contained in this Assignment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Assignee and the Assignors (collectively the "Parties"), the Parties have entered into this Assignment.

Agreement

1.

Assignment and Assumption.

(a)

Each Assignor individually, and as a group severally and jointly, hereby irrevocably sells, conveys, transfers, assigns and delivers to the Assignee all of such Assignor's right, title and interest in and to the Other Assets, including proceeds therefrom subject to all of the terms and conditions contained therein.  The Assignee agrees to assume and perform the obligations of the Assignors arising under the Other Asset Agreements pursuant to the terms of this Assignment.  Nothing contained in this Assignment shall be construed to limit, terminate, or expand the representations, warranties and covenants set forth in the Other Asset Agreements or the Purchase Agreement.

(b)

The Assignors covenant and agree, for the benefit of the Assignee, without further consideration, and whenever and as often as required so to do by the Assignee, to execute and deliver to the Assignee such other instruments of conveyance, transfer, and assignment and take such other actions as the Assignee may require more fully and effectively to transfer, assign and convey to and vest in the Assignee, and to put the Assignee in actual possession and operating control of the Other Assets.

(c)

The Assignors each hereby constitute and appoint the Assignee as their true and lawful attorney, with full power of substitution, in the Assignors' names and stead but on behalf and for the benefit of the Assignee to demand and receive any and all of the Other Assets and to give receipts and releases for and in respect of the same, and any part thereof, and from time to time to institute and prosecute, at the expense and for the benefit of the Assignee, any and all proceedings at law or in equity which the Assignee may deem proper for the collection or reduction to possession of any of the Other Assets or for the collection and enforcement of any claim or right of any kind hereby sold, conveyed, transferred and assigned, or intended so to be, and to do all acts and things in relation to the Other Assets which the Assignee shall deem desirable.  The foregoing powers are coupled with an interest, are, and shall be irrevocable by the Assignors.

2.

Representations and Warranties of the Assignors.  The Assignors hereby make the following representations and warranties to the Assignee:

(a)

Each Assignor warrants that it has full power and authority to execute and deliver this Assignment and to sell, assign and transfer the Other Assets hereunder.  Each Assignor represents and warrants that it owns the Other Assets transferred pursuant to this Agreement.  This Assignment is and upon consummation will be duly and validly executed and delivered by each Assignor and constitute a valid and binding obligation of each such Assignor enforceable in accordance with its terms, except to the extent that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights.

(b)

Pursuant to Section 2 of the Rights Agreement, Assignors have provided written notice to the Corporation on or prior to the date of this Assignment stating the name and address of the Assignee and identifying Series A Preferred Stock as those securities to which the rights in question are being assigned pursuant to this Assignment.

(c)

Except for the consent required in Section 2 of the Rights Agreement, no other consent of or registration, declaration, or giving of notice to, any governmental entity or any other person or entity is required by or with respect to any Assignor in connection with the execution and delivery of this Assignment by any Assignor or the consummation by each Assignor of the transactions contemplated by this Assignment.

(d)

Each Assignor hereby states that (i) the Other Asset Agreements are in full force and effect in accordance with their terms; (ii) all terms, conditions, and provisions of the Other Asset Agreements to be performed or complied with by the Assignors have been duly performed or complied with; (iii) there exists at the time of the execution of this Assignment no charges, liens, claims or other offsets against the Assignors under the Other Asset Agreements; (iv) the Assignors are not in default under the Other Asset Agreements; and (v) there has not occurred any event, act or omission that, with notice or lapse of time or both, would constitute a default under the Other Asset Agreements.

3.

Representations and Warranties of the Assignee.  The Assignee hereby represents and warrants the following to the Assignors:

(a)

The Assignee has full power and authority to enter into and to perform this Assignment in accordance with its terms.  This Assignment is and upon consummation will be duly and validly executed and delivered by the Assignee and constitute a valid and binding obligation of the Assignee enforceable in accordance with its terms, except to the extent that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights.

(b)

No consent of or registration, declaration, or giving of notice to, any governmental entity or any other person is required by or with respect to the Assignee in connection with the execution and delivery or this Assignment by the Assignee or the consummation by the Assignee of the transactions contemplated by this Assignment.

4.

Indemnity.

(a)

The Assignors, severally, shall defend, indemnify and hold the Assignee harmless from all damages, obligations, costs (including attorneys' fees), reasonable expenses, liabilities, deficiencies, and penalties incurred by or awarded against the Assignee (collectively "Losses"), arising out of or incident to (i) any breach or inaccuracy of the representations and warranties made by the Assignors in or pursuant to this Assignment or (ii) third party actions or claims regarding or challenging the ownership of the Other Assets.

(b)

The Assignee shall defend, indemnify and hold each Seller harmless from all Losses, arising out of or incident to any breach or inaccuracy of the representations and warranties made by the Assignee in or pursuant to this Assignment.

5.

Further Acts.  The Parties hereby covenant and agree to take any and all further action as may be reasonably necessary or appropriate to convey title to and transfer rights in the Other Assets being transferred to the Assignee hereunder.  Pursuant to this Section 4, each Assignor hereby authorizes the Assignee to take any and all actions necessary or desirable to transfer or release all liens held by the Assignor pursuant to the Security Agreement, including, without limitation, any and all necessary or appropriate filings with a government entity.

6.

Successor and Assignee.  The Assignee, as the successor and assignee of the Assignors, hereby expressly agrees to be bound by the terms of each of the Other Asset Agreements to the same extent each of the Assignors were bounder under each Other Asset Agreement.  This Assignment shall be binding upon the successors and assigns of each party hereto.

7.

Governing Law.  This Assignment shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to conflicts of laws provision or rule that would result in the application of the laws of any jurisdiction other than the State of Texas.

8.

Counterparts.  This Assignment may be executed in two or more counterparts (including, without limitation, facsimile counterparts), each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

9.

Severability.  Any provision of this Assignment that is prohibited or unenforceable in any jurisdiction shall as to such jurisdiction be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have each executed this Assignment effective as of the date first written above.

ASSIGNEE:

ATE WORLDWIDE LLC

By:/s/ Jim Healy

Name:Jim Healy

Title:Member

ASSIGNORS:

/s/ David Angel

DAVID ANGEL

DATE

/s/ Gary Becker

GARY BECKER

DATE

/s/ John Bennett

JOHN BENNETT

DATE

/s/ Gregory Branch

GREGORY BRANCH

DATE

/s/ Brian Joseph Bruce

BRIAN JOSEPH BRUCE

DATE

/s/ Charles T. Comiso

CHARLES T. COMISO

DATE

/s/ Sean M. Elliott

SEAN M. ELLIOTT

DATE

/s/ Clark A. Gunerson, M.D.

CLARK A. GUNDERSON, M.D.

DATE

Clark A. Gunerson, M.D.,

a Medical Corporation

CLARK A. GUNDERSON, M.D.,

a Medical Corporation

DATE

/s/ Parris H. Holmes, Jr.

PARRIS H. HOLMES, JR.

DATE

/s/ Paul Hunter

PAUL HUNTER

DATE

/s/ Larry M. James

LARRY M. JAMES

DATE

/s/ Cynthia A. Jergins

CYNTHIA A. JERGINS

DATE

/s/ Herbert Allen Jett

HERBERT ALLEN JETT

DATE

/s/ Randy Lee

RANDY LEE

DATE

/s/ Anne M. Madden

ANNE M. MADDEN

DATE

/s/ William F. Miller III

WILLIAM F. MILLER III

DATE

/s/ David M. Mitchell

DAVID M. MITCHELL

DATE

/s/ Shane W. Perry

SHANE W. PERRY

DATE

/s/ Harris J. Sterling

HARRIS J. STERLING

DATE

AGILITY CAPITAL, INC.

By:/s/ D. Dale Henry

Name:D. Dale Henry

Title:CFO

Date:2-3-03

NEW CENTURY EQUITY HOLDINGS CORP.

By:/s/ David P. Tusa

Name:David P. Tusa

Title:Exec. V.P. & CFO

Date:1/31/03

SOWELL & CO., L.P.

By:Sowell Development Co., Inc., its general partner

By:/s/ Keith Martin

Name:Keith Martin

Title:Vice Pres.

Date:2/3/03

TUSCANY PARTNERS, L.P.

By:

Louis P. Ferrero, its general partner

By:/s/ Louis P. Ferrero

Name:Louis P. Ferrero

Title:             General Partner

Date:2-5-03

U.S. BOSTON CORP. PSRP U/A DTD

By:/s/ Leon Okurowski

Name:Leon Okurowski

Title:Trustee

Date:2/3/03